# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ensysce Biosciences, Inc., CIK 0001716947
CUSIP: 293602504
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7946 Ivanhoe Avenue, Suite 201, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001493152-21-016639
Filed by CIK 0001136466
Persons authorized to receive notices and communications: Bob Gene Gower, 101 Westcott Street, Unit 303, Houston, Texas (TX), 77007, 832-771-7438

## Reporting persons
- Bob Gene Gower (CIK 0001136466): type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); source of funds: personal funds (PF); sole voting power 1,206,576; shared voting power 0; sole dispositive power 1,206,576; shared dispositive power 0; aggregate amount beneficially owned 1,206,576 (6.1% of the class)
  Comment: 1.Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the closing of a business combination in 2021. Additional purchases were funded with the personal funds of the Reporting Person. 2.Includes 916,740 shares of Common Stock held by the Reporting Person, 2,013 shares of Common Stock subject to exercisable options and 287,823 shares of Common Stock that may be acquired through the exercise of warrants. 3.Based on 19,456,794 shares of Ensysce Biosciences, Inc.'s common stock, par value $0.0001 per share outstanding as of August 12, 2026, as reported in Ensysce Biosciences, Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on August 13, 2026. 4.See Disclosure in Items 2 and 5 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Ensysce Biosciences, Inc.
Address of issuer's principal executive offices: 7946 Ivanhoe Avenue, Suite 201, La Jolla, California (CA), 92037
Comment: This amended statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Ensysce Biosciences, Inc., a Delaware corporation (the "Issuer") whose principal executive office is located at 7946 Ivanhoe Avenue, Suite 201, La Jolla, California 92037. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

## Item 2. Identity and Background
Name of person filing: Bob Gene Gower
Residence or business address: 101 Westcott Street, Unit 303, Houston, Texas 77007
Present principal occupation or employment: Chairman of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 7, 2026, personal funds in the amount of $198,000 were used to purchase 400,000 shares of Common Stock at a price per share of $0.495, which purchase triggered the filing of this amended statement on Schedule 13D. On April 23, 2026, the Reporting Person and Issuer entered into Notices of Conversion and Related Amendments to Senior Secured Convertible Notes by which outstanding convertible promissory notes with outstanding principal amounts, together with accrued and unpaid interest, aggregating $246,169.00 were converted into 508,614 shares of Common Stock and a warrant to purchase up to 254,307 share of Common Stock with a per share exercise price of $0.484 (the "Conversion"). Before the Conversion and until August 7, 2026, Reporting Person beneficially owned less than 5% of the outstanding shares of the Issuer. No additional funds were required for the securities issued in the Conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities in connection with his service as a director of the Issuer and for investment purposes. In his capacity as the Chairman of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as set forth herein, the Reporting Person does not have any present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Support Agreement described in Item 6 of this Schedule 13D will require the Reporting Person to vote in favor of Issuer proposals to be considered at a meeting or meetings of stockholders to: (i) approve the conversion of shares of the Issuer's Series C Non-Voting Convertible Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC), (ii) if deemed necessary or appropriate by the Issuer or as otherwise required by applicable law or contract, the approval of an amendment to the Issuer's certificate of incorporation, to authorize sufficient shares of Common Stock for the conversion of Series C Preferred Stock issued pursuant to an Agreement and Plan of Merger that the Issuer entered into on August 5, 2026 and/or to effectuate a reverse stock split for the purpose of maintaining compliance with Nasdaq listing standards and (iii) if reasonably expected to facilitate the aforementioned proposals, approve a change in the number or term of directors or the filling of any existing vacancies on the Issuer's Board of Directors and other proposals.

The Reporting Person continuously assesses the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or, if applicable, his affiliates or whether the Reporting Person or, if applicable, any such affiliate will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, as he deems appropriate.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover page of this Schedule 13D is incorporated herein by reference. The share information contained on the cover page of this Schedule 13D amendment includes 2,013 shares subject to options and 287,823 shares that may be acquired through the exercise of warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page of this Schedule 13D is incorporated herein by reference. The share information contained on the cover page of this Schedule 13D amendment includes 2,013 shares subject to options and 287,823 shares that may be acquired through the exercise of warrants.
Transactions in the class effected during the past sixty days: Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

On August 5, 2026, in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement"), which was reported in a Current Report on Form 8-K filed on August 6, 2026 by the Issuer, the Reporting Person executed a support agreement (the "Support Agreement") that obligates the Reporting Person to vote all his shares of the Issuer's capital stock in favor of matters proposed for stockholder consideration at stockholder meetings. The proposals include those related to obtaining stockholder approval of the issuance of Issuer common stock upon conversion of Issuer preferred stock and amendments to the Issuer's certificate of incorporation to facilitate transactions contemplated by the Merger Agreement. The Support Agreement expires upon the earliest to occur of stockholder approval of those proposals, mutual agreement of the parties or ten months after execution of the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

The Issuer entered into an indemnification agreement (an "Indemnification Agreement") with each of the Issuer's directors and executive officers, including the Reporting Person. Each Indemnification Agreement requires the Issuer to indemnify and hold harmless the applicable director or named executive officer to the fullest extent authorized by the laws of the State of Delaware. Each Indemnification Agreement also requires the Issuer, subject to specific terms and conditions, to advance expenses to the director or officer. Each Indemnification Agreement also sets forth various procedures and definitions with respect to indemnification and advancement of expenses. In addition, under the Indemnification Agreements, the Issuer is obligated to maintain directors' and officers' liability insurance. With specified exceptions, the Indemnification Agreements do not obligate the Issuer to provide indemnification or advance expenses with respect to actions initiated by the director or officer or to indemnify the director or officer in connection with proceedings by the Issuer to enforce non-compete or non-disclosure agreements. To the extent the provisions of the Indemnification Agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

In his capacity as a director of the Issuer, the Reporting Person may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer's Amended and Restated 2021 Omnibus Incentive Plan (the "Incentive Plan"). Reference is made to the Incentive Plan set forth in Annex A of the Issuer's definitive proxy statement filed with SEC on December 2, 2025. The foregoing description of the Incentive Plan is qualified in its entirety by the full text of the Incentive Plan, which is Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

In connection with the Conversion described above in Item 3, the Reporting Person was issued a warrant (the "Warrant") to purchase up to 254,307 shares of Common Stock with a per share exercise price of $0.484. The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the form of Warrant, a copy of which is filed herewith as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1-Form of Support Agreement, by and among the Issuer, the Reporting Person and Cy Biopharma, Inc., dated as of August 5, 2026

2-Form of Indemnification Agreement executed by each of the Issuer's directors and executive officers (incorporated by reference to Exhibit 10.6 to the Issuer's Quarterly Report on Form 10-Q (File No. 001-38306), filed with the SEC on November 15, 2021).

3- https://www.sec.gov/ix?doc=/Archives/edgar/data/1716947/000149315225025696/formdef14a.htm

4-Form of warrant issued by the Issuer to the Reporting Person, dated April 23, 2026.

## Signatures
- Bob Gene Gower: /s/ Bob Gene Gower, Bob Gene Gower (08/18/2026)